82-5059

PT Multimedia

04 MAR -5 AM 7:21

SUPPL

MAT 04010300

PT MULTIMEDIA REPORTS AUDITED RESULTS FOR 2003 AND A DIVIDEND PROPOSAL

Lisbon, Portugal, March 4, 2004 – PT Multimedia announced audited year end results for 2003. Consolidated revenues increased by over 10%, reaching EUR 684 million, whilst consolidated EBITDA surpassed EUR 135 million, equivalent to a growth of more than 70% over 2002. Net Income amounted to EUR 30.7 million, compared to a Net Loss of EUR 134.5 million posted in 2002.

The Board of Directors will propose at the Shareholders Meeting, which will take place on March 26, the distribution of a EUR 0.08 per share dividend (eight cents per share).

PT Multimedia's 2003 results reflect substantial growth in the Pay TV and Broadband Cable Internet businesses, crystallization of synergies within the audiovisuals area, the impact of lower staff and per subscriber programming costs as well as the rationalisation of general and administrative costs.

PT Multimedia's client base continues to post significant growth levels:

- Pay TV subscribers: up 10.3% to 1.442 thousand subscribers, with an increase of 40 thousand new subscribers in the fourth quarter;
- Premium product subscribers: up 20.0% to 1.099 thousand subscribers;
- Broadband Cable Internet access subscribers: up 64.3% to 230 thousand subscribers. Netcabo acquired 27 thousand new subscribers in the fourth quarter 2003.

In the fourth quarter, PT Multimedia's EBITDA continued to register significant improvement, stimulated by an increase in the Pay TV and Cable Internet businesses. Pay TV and Cable Internet EBITDA continued to register consistent growth and margin expansion:

- In the fourth quarter Pay TV and Broadband Cable Internet EBITDA reached EUR 39.6 million compared to EUR 35.4 million in the third quarter, EUR 29.0 million in the second quarter, and EUR 24.1 million in the first quarter;
- Fourth quarter Pay TV and Broadband Cable Internet EBITDA margins were approximately 34% and ahead of the company's stated target of 30%. This improvement in margin was achieved on the back of significant growth in Broadband Cable Internet as well as a rigorous cost control across the board.

PT Multimedia's businesses showed growing operational cash flow generation (EBITDA minus CAPEX), which resulted in a reduction in net debt in the amount of EUR 72.3 million:

- In the fourth quarter operational cash flow increased to EUR 25.5 million, compared to EUR 20.7 million in the third quarter, EUR 19.6 in the second quarter, and EUR 11.5 million in the first quarter;
- Operational cash flow amounted to EUR 77.3 million in 2003, a significant improvement when compared to EUR 0.2 EUR million generated in year 2002;
- Capex for the year amounted to EUR 57.4 million, a 27.3% drop when compared with 2002;
- Net debt at the end of the year amounted to EUR 65.5 million.

BASIS OF PRESENTATION OF RESULTS

PT Multimedia reports its financial information in three main business areas:

- Pay TV and Broadband Cable Internet, including TV Cabo Portugal and its subsidiaries, TV Cabo Audiovisuais and Premium TV;
- Audiovisuals, including the former Lusomundo Audiovisuais and the service companies that support the audiovisuals division, previously included in Lusomundo Serviços;
- Media, including Lusomundo Media and Lusomundo Serviços and the service companies that support the media division.

In order to present and discuss its results on a more consistent year-to-year basis, PT Multimedia's consolidated accounts are analysed in this press release on a pro-forma basis for 2002. Following the sale of PT Multimedia's stake in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%), in the fourth quarter of 2002, PTM.com and its subsidiaries were excluded from PT Multimedia's consolidated results. However, PTM.com and its subsidiaries' revenues and expenses were fully consolidated until September 30, 2002. The pro-forma basis excludes PTM.com entirely from PT Multimedia's consolidated results in 2002, in addition to excluding the results of Páginas Amarelas and Sportinveste Multimédia, which had been consolidated based on the equity method of accounting.

During 2003, PT Multimedia changed the depreciation period of certain equipments of TV Cabo Portugal's network. Up to December 31, 2002, the assets allocated to the Pay TV operation and complementary services were considered revertible to third parties according to the existing regulatory framework, and as a result were amortized either during the full life of the assets, or, if lower, during the remaining period of the authorizations granted. During 2003, after a careful analysis of the basis for renewal of those authorizations, TV Cabo Portugal changed the amortization period of those assets which are now amortized according to their respective estimated useful lives. This change was authorized by the Portuguese Tax Authorities according to a request presented by TV Cabo Portugal. The impact of this change in 2003 was a reduction in the depreciation and amortization expense of approximately EUR 10.6 million.

On February 10, 2004, Law nº 5/2004 (Electronic Communications Law) was enacted, establishing a new regime applicable to network and electronic communications services. This law does not establish any time limit to the operations, or reversibility rules regarding the assets allocated to these services, which is a significant change in relation to the previous law. Pursuant to this new law, ANACOM will issue several rulings which will allow for the applicability of the Electronic Communications Law, and will also adapt the terms of the existing licensees and authorizations enacted under the previous law (including the ones obtained by TV Cabo Portugal).

CONTACTS

Luís Pacheco de Melo – Chief Financial Officer
E-mail: lmelo@pt-multimedia.pt
Tel: 21 782 47 45
Fax: 21 782 47 47

Lídia Falcão – Investor Relations
E-mail: lidia.m.falcao@pt-multimedia.pt ou ir@pt-multimedia.pt
Tel: 21 782 47 25
Fax: 21 782 47 35

Esta informação está também disponível em www.pt-multimedia.pt

1. KEY HIGHLIGHTS

1.1. Pay TV and Broadband Internet (NetCabo)

Pay TV	2002	2003	Δ	Net Additions 4Q02	3Q03	4Q03
Homes passed ('000)	**2.390**	**2.472**	**3,4%**	**23**	**22**	**27**
Homes with two-way capacity ('000)	**2.048**	**2.221**	**8,4%**	**97**	**49**	**43**
Subscribers ('000) (1) (2)	**1.307**	**1.442**	**10,3%**	**42**	**34**	**40**
Cable	1.017	1.094	7,6%	23	20	21
DTH	290	348	20,0%	19	14	19
Premium Subscriptions ('000) (2)	**916**	**1.099**	**20,0%**	**69**	**21**	**92**
Sports	400	421	5,3%	19	4	9
Movies	192	201	4,7%	8	1	-4
Other	324	477	47,2%	42	16	87
Penetration rate (Cable)	**46,9%**	**48,6%**	**1,7 p.p.**			
Pay to basic ratio	**70,1%**	**76,2%**	**6,1 p.p.**			
ARPU (EUR)	**19,03**	**19,98**	**5,0%**			

(1) The figures shown refer to the total number of subscribers of TV Cabo's basic service. TV Cabo offers a variety of basic packages, supported by diverse technologies, and directed to different market segments (domestic, real estate and hotel segment), with distinctive geographical scope (mainland Portugal, islands, and international), as well as having a variable number of channels.
(2) These numbers include products which are subjected to temporary promotional campaigns, such as "Try and Buy".

- In November 2003, an Agreement was signed for the purchase by PT Multimedia of a 16.6% stake of Sport TV Portugal, S.A. ("Sport TV") from Radio e Televisão de Portugal ("RTP") for EUR 16.3 million. Under the terms of this agreement, PT Multimedia will increase its ownership in Sport TV to 50%. The remaining 50% will be owned by PPTV – Publicidade de Portugal e Televisão, SA (part of Sportinveste Group), which will also be acquiring a 16.6% stake in Sport TV from RTP for the same amount. Simultaneously with the signing of this agreement, exclusive broadcasting rights of Portuguese Football League for 2004/05 through 2007/08 will be guaranteed, thereby making the continuation of Sport TV viable for the foreseeable future. These exclusive rights will not harm the broadcasting of these games as per Portuguese Television Law. This agreement was notified to the Portuguese Competition Authorities.
- **Launch of premium movie channels, Lusomundo Premium and Lusomundo Gallery,** replacing Telecine channels. Lusomundo has taken responsibility for content acquisition and negotiation for premium movie channels. As a result of Lusomundo's access to a larger number of movie producers and distributors, including those of Portuguese origin, both the quality and quantity of films broadcasted has increased and programming costs have been reduced. Furthermore, the production and broadcasting of these channels is now under local control, which has led to a substantial improvement in image quality;
- **Launch of digital service in May**, allowing Pay TV customers to access digital services such as EPG, multi-camera functionalities and video-on-demand. At the same time the conditional access system was upgraded to NAGRA's ALADIN system. This is expected to increase security levels and the degree of control over access to services;
- **Upgrading and integration of CRM and billing systems.** PT Multimedia's commitment to quality of service led to the renewing of its Customer Relationship Management (CRM) and billing systems. The new CRM solution (Siebel) will allow for the collection of a significant amount of client data and comprehensive monitoring of the client-supplier relationship, thus improving the quality of service. In addition, the new system will improve understanding of client profile and ensure complete management of the subscription life-cycle, thus facilitating product segmentation, pro-active selling and churn reduction. The new billing system (Geneva) will be more open, flexible and responsive to new business requests, allowing improved invoice description and readability;
- ***Implementation of a Service Provider (SP) certification system and launch of the "SP of the Month" award:*** PT Multimedia has launched a technical and commercial certification and training program for its SPs aimed at further improving quality of service. This program includes over 4,200 hours of training and involves 145 employees. Furthermore, a monthly evaluation system has been implemented. The SPs' remuneration will be indexed based on the results achieved in the evaluation. Additionally the "SP of the Month" award was launched. This award is given to the SP who achieves the best monthly results.

- **Cable and DTH subscribers: 1,442 thousand**, a 10.3% growth over 2002. This figure includes subscribers who purchased products under temporary promotions, such as "Try and Buy". In addition, various basic packages are available, which are made up of specific channels. At the end of 2003, PT Multimedia's Pay TV market share was 84.7%, an increase of 0.9 p.p. over December 2002. Pay TV registered 40 thousand net customers in the fourth quarter, compared to 34 thousand in the third quarter;
- **Premium channel subscriptions: 1,099 thousand**, a 20.0% increase when compared to year-end 2002. In the fourth quarter, Pay TV added 92 thousand premium product subscriptions, primarily as a result of the Disney channel's "Try and Buy" campaign, which was given to premium movie channel subscribers. This contributed to a net addition of approximately 80 thousand subscriptions in the fourth quarter. Excluding this campaign, premium products grew by 11.2%, reflecting the general reduction in consumption in the Portuguese economy. The adverse macroeconomic conditions do not necessarily affect the Pay TV basic package performance, as it is an accessible form of entertainment even for lower income families. However, these conditions had a negative impact on the growth levels of premium products;
- **Pay TV ARPU: EUR 19.98**, a 5.0% increase when compared with year-end 2002.

1.2. Broadband Cable Internet (Netcabo)

				Net Additions		
Broadband Internet	2002	2003	Δ	4Q02	3Q03	4Q03
Subscribers ('000)	140	230	64,3%	26	23	27
Pentration rate (Internet Cl./Basic Cl. Cable)	13,8%	21,0%	7,3 p.p.			
ARPU (Euros)	31,32	28,48	-9,1%			

- **Broadband Cable Internet subscribers: 230 thousand**, meeting the objective established for 2003. In the fourth quarter, Netcabo's subscriber base increased by 27 thousand new customers, the same level of increase as in the fourth quarter of 2002 and which compares with an increase of 23 thousand subscribers in the third quarter of this year;
- **Penetration rate on Cable TV subscribers: 21.0%**, a 7.3 p.p. growth when compared to 2002;
- **Broadband Internet ARPU: EUR 28.48,** against a backdrop of significant growth in customers and competition within Cable Internet and ADSL markets.

1.3. Audiovisuals

Cinema Exhibition - Portugal	2002	2003	Δ	4Q02	4Q03	Δ	Δ 4Q/3Q03
Tickets Sold ('000)	8.119	7.997	-1,5%	1.886	1.960	3,9%	4,0%
Average Attendance Rates	21,3%	18,1%	-3,2 p.p.	19,7%	16,3%	-3,4 p.p.	1,3 p.p.

- In September 2003, PT Multimedia finalised the agreement with Warner Bros. Entertainment Inc. to acquire the remaining 50% of Warner Lusomundo, the owner of the largest cinema multiplex circuit in Portugal. The total consideration for this transaction was EUR 21 million;
- **Opening/closing of cinema multiplexes:** in January 2003, a new multiplex was opened in Miraflores with 4 theatres (361 seats). In April 2003, two others were opened, one in Fórum Montijo and the other in Odivelas Parque, with 6 and 7 theatres respectively and a total of 2,700 seats. In July, the Cinema Floresta in Sintra was closed. Currently, PT Multimedia's cinema circuit stands at 145 theatres, with approximately 27.3 thousand seats;
- **Tickets sold in Portugal: 8.0 million**, a 1.5% decrease when compared with last year. The performance of PT Multimedia's movie theatres has been adversely affected by increased competition, particularly in the Lisbon metropolitan area and a decrease in leisure spending due to the unfavourable economic landscape;
- **Film distribution revenues: EUR 7.5 million,** a 24.9% increase when compared with last year. In 2003, PT Multimedia distributed 72 films, two less than in 2002, which compares with a total of 208 films

launched within the Portuguese market in 2003. Among the titles distributed by PT Multimedia, "Finding Nemo", "Johnny English", "American Pie, The Wedding", "Pirates of the Caribbean", "Bruce Almighty", and "Love Actually" had the best performance and are estimated to have reached the top ten movie list in Portugal (there is no official data to confirm this). In the fourth quarter of 2003, cinema distribution revenue reached EUR 2.2 million, EUR 900 thousand over the same period in 2002, primarily due to the films released during the Christmas period, "Finding Nemo" and "Love Actually" in particular;

- **Video revenues: EUR 29.7 million,** a 5.7% decrease when compared with 2002. The year of 2003, was not particularly favourable with regards to the release of new titles on this format. Only six of all 2003 video releases, managed to achieve revenues in excess of EUR 500 thousand. The most successful video releases included "The Lion King", "Indiana Jones", "Lilo and Stitch", "The Jungle Book 2", and "Peter Pan 2". In 2003, launch campaigns were increasingly based on cross-promotional activates between Pay TV and Cinema exhibition, taking advantage of existing synergies between these businesses. In the third quarter video revenues totalled EUR 10.2 million, representing a 8.2% decrease when compared with the same period last year. This reflects declining demand for the VHS format, which has not been offset by a growth in DVD sales, and a lack of best selling movies;
- **Videogames revenues: EUR 31.5 million,** an 11.6% decrease when compared with 2002. This decrease was due to Sony's slowdown in the promotion of the PlayStation2 (PS2) console, motivated by a change in Sony's pricing strategy. The PS2's price reduction between June and September 2003, from EUR 254.99 to EUR 204.99, helped stimulate sales during the second half of the year. However, this was unable to compensate for the drop in sales in the first half of the year, and the decrease in the retail price. At the end of 2003, PS2 consoles totalled 298 thousand units, and the PSOne reached a record 410 thousand units, making it the most widely sold videogames console in Portugal;
- Due to Sony's decision regarding the management of its international business, as of April 1st, 2004, this company will start to distribute its products independently within the Portuguese market. As a result, PT Multimedia will cease to have distribution rights to the PlayStation consoles, the videogames associated with these consoles and the Columbia video catalogue – cinema producer for the Sony group.

1.4. Media

Media	2002	2003	Δ	4Q02	4Q03	Δ	Δ 4Q/3Q03
Readership Rates (1)							
Jornal de Notícias	n.a.	n.a.	n.a.	10,8%	12,1%	1,3 p.p.	n.a.
Diário de Notícias	n.a.	n.a.	n.a.	4,1%	4,3%	0,2 p.p.	n.a.
24 Horas	n.a.	n.a.	n.a.	2,2%	3,0%	0,8 p.p.	n.a.
TSF Listening Rates (2) (Classes A/B)	n.a.	n.a.	n.a.	10,3%	11,6%	1,3 p.p.	0,4 p.p.
Average Paid Circulation per Edition (3)							
Jornal de Notícias	105.705	102.652	-2,9%	108.762	98.169	-9,7%	-3,2%
Diário de Notícias	51.581	47.115	-8,7%	47.762	41.375	-13,4%	-10,4%
24 Horas	37.298	47.171	26,5%	41.221	41.724	1,2%	-8,9%

(1) Source: Marktest, Bareme Imprensa

(2) Source: Marktest, Bareme Rádio

(3) Source: APTC and PT Multimedia since October 2003

- **PT Multimedia's advertising market share in daily press increased by 1.6 p.p. in 2003:** Newspapers belonging to PT Multimedia accounted for 53.3% of all daily newspaper advertising investment, up from its 51.7% share in 2002 (data Scanpress). However, this increase was achieved in an unfavourable environment. Even though total advertising expenditure within media grew by 3.6% and newspaper audiences increased, advertising investment within the daily newspaper segment continued to fall, with a decrease of 10.3% in 2003 (source: Media agency "Tempo OMD" relative to real investment, excluding discounts);
- **Improvement of the weekend supplements in the "Jornal de Notícias" and "Diário de Notícias":** With the objective of boosting circulation and attracting more advertisers, the weekend supplements were reinforced in November. The magazine, "Grande Reportagem", until November distributed as an independent publication with monthly circulation, has now been included in both these newspapers' Saturday editions. "Notícias" magazine continues to be included in the Sunday editions, but with new

positioning. "Noticias" magazine underwent a series of editorial and graphical changes so as to complement "Grande Reportagem";

- **Jornal de Notícias:** continues to be the most widely read daily newspaper in the country, with approximately 1 million readers, and the only daily publication to reach double digit audience figures in the fourth quarter of 2003. In 2003, "Jornal de Notícias" sold on average, 102.6 thousand copies per day, a 2.9% decrease in comparison to 2002. This drop primarily reflects an increase in the popularity of tabloid newspapers, which negatively affected general daily newspapers;
- **Diário de Notícias:** registered in 2003 an average paid daily circulation of 47.1 thousand copies, compared to an average paid daily circulation of 51.6 thousand copies in 2002. The increase in popularity of tabloid newspapers is also, in part, responsible for the loss of circulation of larger daily newspapers, such as the Diário de Notícias;
- **24 Horas:** was the Portuguese newspaper that registered the highest growth rates and gained the highest number of readers in 2003. This newspaper sold an average of 47,171 copies per edition, 9,873 more than 2002. This represents a growth of 26.5% and an increase in audience levels from 2.2% to 3.0%. This growth reflects the success of its editorial approach, which emphasises the use of graphics and images to make it easier and quicker to read;
- **TSF:** celebrated its fifteenth anniversary and continues to maintain its position as the leading news radio station in the country. In the fourth quarter of 2003, TSF was the second most listened to radio station by upper and upper middle classes in Portugal, with an audience of 11.6%. Despite its lack of national coverage, TSF accounted for 29.4% of all advertising investment made in radio in Portugal (source: e-Radiotrack from Mediamonitor).

2. OVERALL FINANCIAL REVIEW

2.1. Consolidated Financial Results

(millions of Euro)	2002	Pro-forma 2002	2003	Pro-forma Δ	Pro-forma 4Q02	4Q03	Pro-forma Δ	Δ 4Q/3Q03
Revenues								
Pay TV and Cable Internet	364,2	367,8	432,8	17,7%	100,5	117,3	16,7%	8,9%
Audiovisuals	119,1	118,2	116,3	-1,7%	39,9	40,3	0,9%	53,9%
Media	135,7	130,5	144,2	10,5%	37,3	39,3	5,4%	19,6%
PTM.com	58,8	-	-	n.m.	-	-	n.m.	n.m.
Intra-Companies and Other	(1,4)	6,3	(9,0)	n.m.	1,7	(2,1)	n.m.	37,0%
Total	**676,4**	**622,8**	**684,3**	**9,9%**	**179,4**	**194,8**	**8,6%**	**19,2%**
EBITDA								
Pay TV and Cable Internet	71,0	72,3	128,2	77,2%	23,1	39,7	72,2%	12,2%
Audiovisuals	12,5	12,9	10,9	-15,5%	3,2	2,8	-10,7%	-14,1%
Media	0,7	3,1	5,2	68,0%	2,6	5,4	107,5%	308,5%
PTM.com	(3,1)	-	-	n.m.	-	-	n.m.	n.m.
Intra-Companies and Other	(5,2)	(9,2)	(9,6)	-4,0%	(5,8)	(4,2)	28,7%	-113,3%
Total	**75,9**	**79,1**	**134,7**	**70,3%**	**23,0**	**43,8**	**90,4%**	**28,3%**
EBIT	**(5,5)**	**6,0**	**71,7**	**1094,3%**	**0,7**	**28,2**	**3958,0%**	**39,2%**
Interest and other financial expenses	47,9	10,8	11,5	6,7%	(13,4)	4,3	132,3%	61,1%
Interest and other financial income	12,4	3,2	6,5	105,5%	(6,1)	3,5	157,5%	135,1%
Equity in earnings (losses) of investees	(21,6)	(12,7)	(6,7)	47,3%	(4,8)	(2,3)	51,3%	-158,0%
Amortization of goodwill	47,2	32,0	13,6	-57,4%	8,0	3,3	-58,9%	-14,8%
Other non-operating income (losses), net	(31,2)	(13,0)	(72,4)	-456,6%	(16,4)	(10,8)	34,3%	-330,2%
Income /(Loss) Before Income Tax	**(141,1)**	**(59,2)**	**(26,0)**	**n.m.**	**(21,2)**	**11,0**	**n.m.**	**-6,9%**
Consolidated Net Loss Before Minority Interests	**(136,9)**	**(55,0)**	**29,8**	**n.m.**	**(13,9)**	**21,0**	**n.m.**	**376,8%**
Consolidated Net Income /(Loss)	**(134,5)**	**(52,6)**	**30,7**	**n.m.**	**(11,2)**	**21,9**	**n.m.**	**283,1%**
EBITDA Margin	**11,2%**	**12,7%**	**19,7%**	**7,0 p.p.**	**12,8%**	**22,5%**	**9,7 p.p.**	**1,6 p.p.**

PT Multimedia's consolidated operating revenues amounted to EUR 684.3 million, a 9.9% increase when compared with 2002 pro-forma results. This increase was achieved under challenging market conditions, after two years of continuous economic slow down, resulting in a significant adverse impact on the media business due to reduced advertising spending, as well as in the reduction of household spending on leisure.

PT Multimedia's growth was fuelled by the performance of the Pay TV and Broadband Cable Internet business, which continued to demonstrate strong growth and now represents 63.2% of total revenues. The media business accounted for 21.1% of total revenues, while audiovisuals were responsible for 17.0%.

EBITDA reached EUR 134.7 million, a 70.3% increase when compared to 2002's pro forma results. This increase was achieved mostly due to the performance of Pay TV, whose EBITDA grew almost 80%, reaching EUR 128.2 million. The EBITDA of the media business amounted to EUR 5.2 million, reflecting the decline in advertising spending. The Audiovisuals segment posted an EBITDA of EUR 10.9 million.

PT Multimedia's fourth quarter EBITDA continues to show significant improvement, due to the increase in EBITDA from Pay TV and Cable Internet. Consolidated EBITDA was EUR 43.8 million, compared with EUR 34.1 million in the third quarter, 29.4 million in the second and EUR 27.4 million in the first.

Fourth quarter EBITDA margins were 22.5% (20.9% in the third quarter, 18.1% in the second, and 16.7% in the first) continuing to reflect margin gains in Pay TV and Broadband Cable Internet, achieved on the back of significant growth in Braodband Cable Internet as well as a rigorous cost control across the board.

The strong growth in PT Multimedia's operating profitability, coupled with a decrease in net debt and the extraordinary amortization of Lusomundo's acquisition goodwill recognized at the end of 2002, allowed PT Multimedia to post a Consolidated Net Profit of EUR 30.7 million for 2003.

In relation to the 2003 results, the following should be noted:

PT Multimedia recorded deferred tax assets of EUR 56.9 million (net of the effect of the reduction in the income tax rate from 33% to 27.5%) relating basically to tax losses carried forward from previous years. The deferred tax assets were recognized in 2003, based on the current expectations of PT Multimedia's future performance, which should allow for the recoverability of tax losses;

PT Multimedia recorded provisions amounting to EUR 65.5 million, relating to (i) estimated losses on the value of certain fixed assets related to the acceleration of the digitalization of TV Cabo services and the restructuring of the IDTV business, (ii) disconnections that may lead to an anticipated amortization of the last

mile, (iii) restructuring charges, and (iv) other general risks and estimated losses on certain financial investments.

2.2. Debt

Debt *(thousands of Euros)*	31-Dec-02	31-Dec-03
Short Term Debt	**28.687**	**21.475**
Medium and Long Term Debt	**129.265**	**78.157**
Shareholder Loans	67.257	67.257
Commercial Paper	62.000	10.900
Bank Loans	8	-
Total Debt	**157.952**	**99.632**
Cash and Cash Equivalents	**20.167**	**34.130**
Net Debt	**137.785**	**65.502**

Net debt and debt amounted to EUR 65.5 million and EUR 96.6 million, respectively, as of December 31, 2003. In 2003, PT Multimedia reduced net debt by EUR 72.3 million, using cash flow generated during the year, which was used mainly to amortize existing Commercial Paper.

2.3. Investment

Total investment during 2003 totalled EUR 79.7 million, a 27.1% drop from 2002's investment. In 2003 financial investments amounted to EUR 22.4 million, mainly resulting from the acquisition of the remaining 50% of Warner Lusomundo.

In 2003, Capex totalled EUR 57.4 million, a 27.3% decrease when compared with 2003 pro-forma Capex. Capex as a percentage of revenues decreased from 12.7% to only 8.4% by year end.

CAPEX *(thousands of Euros)*	2002	Pro-forma 2002	2003	Pro-forma Δ	Pro-forma 4Q02	4Q03	Pro-forma Δ	Δ 4Q/3Q03
Pay-TV and Cable Internet	62.784	62.833	44.422	-29,3%	19.584	12.246	-37,5%	11,4%
Audiovisuais	10.500	10.535	7.449	-29,3%	5.021	3.106	-38,1%	76,7%
Media	3.338	3.334	4.530	35,9%	1.101	2.621	138,1%	580,8%
PTM.com	5.875	-	-	s.s.	0	0	s.s.	s.s.
Other	2.329	2.249	1.030	-54,2%	1.662	368	-77,9%	15,7%
Total	**84.826**	**78.951**	**57.431**	**-27,3%**	**27.368**	**18.341**	**-33,0%**	**36,3%**
CAPEX/Revenues (%)	**12,5%**	**12,7%**	**8,4%**	**-4,3 p.p.**	**15,3%**	**9,4%**	**-5,8 p.p.**	**1,2 p.p.**

The Capex of the Pay TV and Broadband Cable Internet segment amounted to EUR 44.4 million, a 29.3% reduction, resulting in a Capex over revenue ratio of 10.3%, compared to 17.2% for 2002. The largest share of investment (44.1%) was made in the client network, namely terminal equipment, including digital satellite receivers, set-top-boxes for cable service premium channel reception, and cable modems for the NetCabo service.

Capex in Audiovisuals was mainly directed toward reinforcing PT Multimedia's presence in cinema exhibition, with the opening of 13 new theatres in Odivelas Parque and Forum Montijo.

In the Media segment, investment was made in updating the Diario de Notícias and Prodiário editorial systems, changes in support software in the financial area, and renewing of IT equipment, as well as updating TSF's transmitters.

2.4. Pay TV and Cable Internet

Pay TV and Cable Internet *(millions of Euros)*	2002	Pro-forma 2002	2003	Pro-forma Δ	Pro-Forma 4Q02	4Q03	Pro-Forma Δ	Δ 4Q/3Q03
Operating Revenues	**364,2**	**367,8**	**432,8**	**17,7%**	**100,5**	**117,2**	**16,7%**	**8,8%**
Services rendered	352,0	355,6	426,7	20,0%	98,2	114,9	17,0%	7,7%
Sales of merchandise and products	12,2	12,2	6,1	-50,3%	2,3	2,3	1,9%	129,6%
Operating Costs and Expenses	**351,4**	**354,0**	**350,7**	**-0,9%**	**95,1**	**88,2**	**-7,2%**	**8,6%**
Wages and salaries	28,2	29,3	28,2	-3,9%	6,8	7,4	8,4%	8,9%
Costs of telecommunications	24,5	24,5	25,2	2,9%	5,6	6,4	15,2%	1,0%
Programming costs	120,0	118,2	123,2	4,2%	30,4	31,8	4,5%	12,0%
Maintenance and repairs	11,3	11,5	12,9	12,8%	2,9	5,0	75,6%	89,4%
Marketing and publicity	7,8	8,3	9,1	9,7%	0,7	2,9	302,6%	18,3%
Other general and administrative	82,5	87,6	92,9	6,0%	24,2	23,4	-3,3%	-4,7%
Costs of products sold	13,8	13,8	8,4	-39,0%	4,2	3,5	-17,7%	155,3%
Depreciation and amortization	58,3	58,5	46,2	-21,1%	17,7	10,7	-39,4%	19,8%
Provisions	9,2	9,0	8,5	-5,1%	4,7	0,8	-83,2%	-49,8%
Taxes other than income taxes	1,6	1,6	1,7	9,8%	0,4	0,5	7,0%	9,4%
Other net operating income	(5,8)	(8,2)	(5,6)	31,9%	(2,5)	(4,1)	-66,9%	-90,0%
Operating Income/(Loss)	**12,8**	**13,8**	**82,0**	**493,1%**	**5,4**	**29,0**	**438,1%**	**9,6%**
EBITDA	**71,0**	**72,3**	**128,2**	**77,2%**	**23,1**	**39,7**	**72,2%**	**12,2%**
EBITDA Margin	**19,5%**	**19,7%**	**29,6%**	**10,1 p.p.**	**22,9%**	**33,9%**	**10,9 p.p.**	**1,0 p.p.**

During 2003, Pay TV and Broadband Cable Internet operating revenue reached EUR 432.8 million, a 17.7% increase compared to EUR 367.8 million in 2002. This growth was primarily due to the following three factors:

- An increase of 10.3% in the number of Pay TV subscribers, coupled with a 5.0% increase in ARPU due to increased subscription to premium products;
- Strong growth in the Broadband Cable Internet business, with revenues of EUR 64.7 million in 2003, an increase of 70.3% from EUR 38.0 million in 2002;
- Growth in the advertising business due to a progressive increase in Pay TV channels' view share. During 2003, advertising revenue totalled EUR 14.9 million, an increase of 24.2% over EUR 12.0 million in 2002. Excluding the impact of advertising revenues associated with 2002 Football World Cup on 2002 results, advertising revenues would have increased by approximately 49% in 2003.

During 2003, the Pay TV and Broadband Cable Internet business generated an EBITDA of EUR 128.2 million, corresponding to a growth of almost 80% compared to an EBITDA of EUR 72.3 million in 2002.

Pay TV and Broadband Cable Internet EBITDA and EBITDA margin continued to reflect consistent growth in 2003. In the fourth quarter of 2003, Pay TV and Broadband Cable Internet EBITDA reached EUR 39.7 million in the fourth quarter, compared with EUR 35.4 million in the third quarter, EUR 29.0 million in the second quarter and EUR 24.1 million in the first quarter.

EBITDA margin, having surpassed its 30% year-end goal in the third quarter, reached approximately 34% in the fourth quarter. In 2003 Pay TV and Broadband Cable Internet services registered an EBITDA margin increase of 10.1 p.p. due to the increased importance of advertising and Internet revenues and an aggressive cost control policy which reflected:

- A reduction in the weight of programming costs to subscription revenue from 42.7% in 2002 to 38.6% in 2003, achieved with the substitution of Telecine premium channels by those from Lusomundo in June of 2003, and the renegotiation of other programming contracts. The reduction in this ratio was achieved despite a 10.3% increase in the subscriber base and a 20% increase in premium subscriptions;
- A 3.9% reduction in personnel costs due to the integration of regional infrastructures in a single business area and a yearlong personnel reduction scheme, which resulted in a net reduction of 101 employees. It should be highlighted, however, that the positive effects of this measure will only be fully reflected in 2004's results. In the fourth quarter of 2003, increases in personnel costs were mainly due to an increase in the accrual of performance related remuneration;
- A reduction in general and administrative costs from 23.8% of revenue to 21.4%, primarily due to strict process controls at the operational installation level and sales operation level, as well as call centre cost reductions.

2.5. Audiovisuals

AUDIOVISUALS REVENUES BREAKDOWN (millions of Euros)	2002	Pro-forma 2002	2003	Pro-forma Δ	Pro-forma 4Q02	4Q03	Pro-forma Δ	Δ 4Q/3Q03
Theatrical Exhibition	41,3	41,3	42,5	3,0%	10,0	10,4	4,9%	3,3%
Film Distribution	6,0	6,0	7,5	24,9%	1,3	2,2	64,1%	-3,0%
Exhibition Rights	2,7	2,7	4,4	61,6%	0,4	1,8	380,0%	49,5%
Video	31,5	31,5	29,7	-5,7%	11,1	10,2	-8,2%	112,4%
Videogames	35,7	35,7	31,5	-11,6%	16,7	15,7	-6,2%	107,0%
Other	1,9	1,0	0,6	-44,1%	0,4	(0,1)	n.m.	n.m.
Total	**119,1**	**118,2**	**116,3**	**-1,7%**	**39,9**	**40,3**	**0,9%**	**54,0%**

Audiovisuals' revenues for 2003 totalled EUR 116.3 million, compared to EUR 118.2 million for 2002. The following developments are noteworthy:

- Cinema exhibition revenues in the fourth quarter totalled EUR 10.4 million, a 4.9% increase over the fourth quarter 2002. This increase was due to greater ticket sales in the fourth quarter (+3.9%), as a result of the success of the Christmas film premiers. Total revenue for 2003 increased by 3.0% compared to 2002, as the increases in ticket price helped to compensate for the reduction in ticket sales, caused by intensifying competition, and a decrease in leisure spending resulting from a difficult economic environment;
- Film distribution registered an increase in revenues during the fourth quarter of 2003, primarily due to the launch of two major titles during the Christmas season, "Finding Nemo" and "Love Actually". Total film distribution revenues increased by 24.9% during 2003;
- In the third quarter video revenues posted an 8.2% decrease when compared with the same period last year, again reflecting declining demand for the VHS format, which has not been offset by a growth in DVD sales, combined with a lack of best selling movies. In aggregate terms, the decrease is less significant, primarily as result of the positive contribution of the DVD promotional sales campaign carried out jointly with the Diário de Noticias in the first half of 2003;
- The videogames division showed some signs of recovery in the fourth quarter of 2003 as a result of a price reduction of the Sony PS2 console from EUR 254.99 to EUR 204.99. Videogame revenue reached EUR 15.6 million in the fourth quarter, more than double of the third quarter revenues, but 6.2% below fourth quarter 2002 revenues. Total 2003 revenues decreased by 11.6%. The reduction in retail price boosted second half console sales, but not enough to compensate for first half decrease in sales, and the decrease in retail price.

Audiovisuals (millions of Euros)	2002	Pro-forma 2002	2003	Pro-forma Δ	Pro-forma 4Q02	4Q03	Pro-forma Δ	Δ 4Q/3Q03
Operating Revenues	**119,1**	**118,2**	**116,3**	**-1,7%**	**39,9**	**40,3**	**0,9%**	**53,9%**
Services rendered	44,2	43,4	47,3	9,0%	10,3	12,6	21,8%	5,4%
Sales of merchandise and products	74,8	74,9	69,0	-7,9%	29,6	27,7	-6,4%	94,6%
Operating Costs and Expenses	**113,8**	**112,4**	**113,5**	**1,0%**	**39,0**	**40,5**	**3,8%**	**63,5%**
Costs of products sold	46,0	44,8	40,5	-9,5%	20,2	18,5	-8,4%	114,5%
Third Party Services	58,6	56,6	59,5	5,2%	16,3	18,2	11,4%	38,5%
Wages and salaries	8,7	9,1	9,9	8,7%	2,3	2,7	16,4%	14,7%
Depreciation and amortization	7,2	7,0	8,1	15,5%	2,3	3,0	33,8%	60,7%
Provisions	(1,3)	-	0,1	n.m.	(0,1)	(0,5)	-643,8%	-43,4%
Other net operating income	(5,4)	(5,1)	(4,6)	10,1%	(2,0)	(1,4)	29,5%	-60,5%
Operating Income/(Loss)	**5,3**	**5,9**	**2,8**	**-52,6%**	**0,9**	**(0,2)**	**n.m.**	**n.m.**
EBITDA	**12,5**	**12,9**	**10,9**	**-15,5%**	**3,2**	**2,8**	**-10,7%**	**-14,1%**
EBITDA Margin	**10,5%**	**10,9%**	**9,4%**	**-1,5 p.p.**	**7,9%**	**7,0%**	**-0,9 p.p.**	**-5,6 p.p.**

Audiovisuals' EBITDA totalled EUR 10.9 million in 2003, a decrease from the EUR 12.9 million registered in 2002. EBITDA margin was 9.4%, a 1.5 p.p. decrease compared to 2002. The decline in EBITDA and corresponding margin were primarily due to:

- A drop in profitability in the cinema exhibition area, due to increased competition - the Lisbon and Porto markets are close due to saturation – and shorter film lifespan;

- Decreased profitability in video sales. Approximately 16% of revenues in this segment is derived from the sale of DVD collections through group owned newspapers, creating lower margins. The promotional sale of DVD collections by major newspapers conditioned the video market, forcing an increase in promotional campaigns and marketing costs.

The fourth quarter decrease in EBITDA relative to the third is primarily due to the use of a conservative accounting policy, which led to an increase in minimum guarantee depreciation related to the independent producers catalogue.

2.6. Media

MEDIA REVENUES BREAKDOWN *(millions of Euros)*	2002	Pro-forma 2002	2003	Pro-forma Δ	Pro-forma 4Q02	4Q03	Pro-forma Δ	Δ 4Q/3Q03
Advertising	74,9	74,9	71,1	-5,1%	20,4	21,5	5,6%	37,2%
Copies Sold	37,3	37,3	39,6	6,1%	9,5	9,1	-4,1%	-5,8%
Complementary Products	14,3	14,3	29,4	105,1%	5,3	7,6	43,5%	27,4%
Editorial Notícias	7,9	-	-	n.m.	-	-	n.m.	n.m.
Other	1,2	4,0	4,1	4,2%	2,1	1,0	-50,4%	-31,8%
Total	**135,7**	**130,5**	**144,2**	**10,5%**	**37,3**	**39,3**	**5,4%**	**19,6%**

In 2003 Media revenues reached EUR 144.2 million, a 10.5% increase over 2002, despite the unfavourable economic environment, causing decreased advertising spending in press. Advertising sales revenue decreased by EUR 3.8 million (-5.1%) compared to 2002. However, this decrease was offset by the increase in revenues associated with the sale of products as well as a 6.1% increase in magazine and newspaper circulation revenues, primarily as a result of an increase in the cover prices of "Diário de Notícias" and "Jornal de Notícias", as well as an increase in the paid circulation of "24 Horas".

Fourth quarter advertising sales revenue was EUR 21.5 million, a 5.6% recovery compared to 2002.

Media *(millions of Euros)*	2002	Pro-forma 2002	2003	Pro-forma Δ	Pro-forma 4Q02	4Q03	Pro-forma Δ	Δ 4Q/3Q03
Operating Revenues	**135,7**	**130,5**	**144,2**	**10,5%**	**37,3**	**39,3**	**5,4%**	**19,6%**
Services rendered	75,8	78,3	74,6	-4,8%	22,0	22,6	2,8%	35,7%
Sales of merchandise and products	59,9	52,2	69,6	33,5%	15,4	16,7	9,0%	3,0%
Operating Costs and Expenses	**139,2**	**133,5**	**146,2**	**9,5%**	**36,4**	**35,9**	**-1,3%**	**-4,6%**
Costs of products sold	10,7	8,5	18,2	112,8%	3,2	5,4	66,9%	61,7%
Raw materials and consumables	20,5	21,7	20,4	-5,9%	5,6	5,5	-2,3%	-3,6%
Third Party Services	57,7	50,5	53,7	6,4%	14,6	11,8	-18,9%	-17,0%
Wages and salaries	41,3	41,8	40,4	-3,2%	10,8	10,2	-5,8%	5,3%
Depreciation and amortization	4,2	6,1	7,2	17,5%	1,7	2,0	19,0%	-6,2%
Provisions	5,3	4,9	5,3	8,7%	0,3	0,9	191,8%	-52,8%
Other net operating income	(0,5)	0,0	1,0	5461,1%	0,1	0,1	-18,6%	-91,0%
Operating Income/(Loss)	**(3,5)**	**(3,1)**	**(2,0)**	**33,4%**	**0,9**	**3,4**	**274,2%**	**n.m.**
EBITDA	**0,7**	**3,1**	**5,2**	**68,0%**	**2,6**	**5,4**	**107,5%**	**n.m.**
EBITDA Margin	**0,5%**	**2,4%**	**3,6%**	**1,2 p.p.**	**7,0%**	**13,8%**	**6,8 p.p.**	**21,7 p.p.**

Despite decreasing advertising sales revenue, increasing marketing costs associated with the revamping of various titles from the group, and the level of provisions created. Media's EBITDA increased to EUR 5.2 million, an increase of EUR 2.1 million over 2002. The improvement in EBITDA resulted from complementary activities in this area, such as graphical services, and improvements in margins from the sale of newspapers, and magazines.

Increased EBITDA and EBITDA margin in the fourth quarter was also due the above mentioned reasons as well as to a EUR 5.8 million increase in advertising sales when compared to the third quarter. This represents an increase of EUR 1.1 million relative to the last quarter of 2002.

Restructuring activities, which included operational rationalisation and function centralisation, resulted in a decrease in personnel costs of 3.2% from 2002.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Attachments

Table I — Consolidated Statements of Income for the years ended December 31, 2002, and December 31, 2003;

Table II — Pro-forma Consolidated Statement of Income for the years ended December 31, 2002, excluding PTM.com and Deltapress from the consolidation, and December 31, 2003;

Table III — Consolidated Balance Sheets as at December 31, 2002, and December 31, 2003.

TABLE I

PT-MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2003

(Amounts in thousands of Euro)

	2002	2003
Operating Revenues:	**676.412**	**684.322**
Services rendered	528.484	544.867
Sales of merchandise and products	147.928	139.455
Operating Costs and Expenses:	**681.951**	**612.631**
Wages and salaries	96.026	83.696
Pensions and other benefits	1.499	1.230
Costs of telecommunications	52.471	25.165
Depreciation and amortization	81.488	62.990
Subsidies	(604)	(273)
Programming costs	106.176	123.182
Maintenance and repairs	16.388	14.987
Own work capitalized	(2.068)	(982)
Raw materials and consumables	24.520	23.128
Costs of products sold	67.775	59.060
Marketing and publicity	32.589	30.218
Other general and administrative	201.323	183.742
Provision for doubtful receivables, inventories and other	14.239	14.238
Other net operating income	(13.021)	(12.463)
Taxes other than income taxes	3.150	4.713
Operating Income /(Loss)	**(5.539)**	**71.691**
Other income (expenses):	**(135.583)**	**(97.681)**
Interest expenses	(24.582)	(6.682)
Other financial expenses	(23.346)	(4.812)
Interest income	9.641	1.713
Other financial income	2.761	4.817
Equity in earnings (losses) of investees	(21.591)	(6.675)
Amortization of goodwill	(47.229)	(13.622)
Gains (losses) on disposals of fixed assets	(958)	(3.883)
Work force reduction program costs	(16.372)	-
Other non-operating income (losses), net	(13.907)	(68.537)
Income /(Loss) Before Income Tax	**(141.122)**	**(25.991)**
Provision for income taxes	4.236	55.759
Consolidated Net Loss Before Minority Interests	**(136.886)**	**29.768**
Losses/(Income) applicable to minority interests	2.432	948
Consolidated Net Income /(Loss)	**(134.454)**	**30.716**
EBITDA	**75.949**	**134.681**
EBITDA Margin	**11,2%**	**19,7%**

TABLE II

PT-MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. AND SUBSIDIARIES

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2002, EXCLUDING PTM.COM AND DELTAPRESS FROM THE CONSOLIDATION, AND DECEMBER 31, 2003

(Amounts in thousands of Euro)

	Pro-Forma 2002	2003
Operating Revenues:	**622.758**	**684.322**
Services rendered	476.634	544.867
Sales of merchandise and products	146.124	139.455
Operating Costs and Expenses:	**616.755**	**612.631**
Wages and salaries	85.699	83.696
Pensions and other benefits	1.499	1.230
Costs of telecommunications	25.189	25.165
Depreciation and amortization	73.091	62.990
Subsidies	(596)	(273)
Programming costs	118.176	123.182
Maintenance and repairs	13.350	14.987
Own work capitalized	(2.068)	(982)
Raw materials and consumables	24.287	23.128
Costs of products sold	66.624	59.060
Marketing and publicity	27.765	30.218
Other general and administrative	178.816	183.742
Provision for doubtful receivables, inventories and other	13.336	14.238
Other net operating income	(11.404)	(12.463)
Taxes other than income taxes	2.991	4.713
Operating Income /(Loss)	**6.003**	**71.691**
Other income (expenses):	**(65.237)**	**(97.681)**
Interest expenses	(7.558)	(6.682)
Other financial expenses	(3.219)	(4.812)
Interest income	659	1.713
Other financial income	2.517	4.817
Equity in earnings (losses) of investees	(12.665)	(6.675)
Amortization of goodwill	(31.960)	(13.622)
Gains (losses) on disposals of fixed assets	(935)	(3.883)
Work force reduction program costs	(16.372)	-
Other non-operating income (losses), net	4.295	(68.537)
Income /(Loss) Before Income Tax	**(59.235)**	**(25.991)**
Provision for income taxes	4.236	55.759
Consolidated Net Loss Before Minority Interests	**(54.999)**	**29.768**
Losses/(Income) applicable to minority interests	2.432	948
Consolidated Net Income /(Loss)	**(52.566)**	**30.716**
EBITDA	**79.094**	**134.681**
EBITDA Margin	**12,7%**	**19,7%**

TABLE III

PT-MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2003

	December, 31 2002	December, 31 2003
Current Assets:		
Cash and cash equivalents	20.167	25.630
Accounts receivable-trade, net	118.976	112.940
Accounts receivable-other, net	56.461	47.571
Inventories, net	18.035	15.559
Prepaid expenses and other current assets	17.440	18.221
Deferred taxes	27.474	79.345
Total current assets	258.553	299.266
Investments, net	43.159	59.234
Fixed Assets, net	312.580	295.117
Intangible Assets, net	37.959	31.775
Goodwill, net	217.141	215.266
Total assets	869.392	900.658
Current Liabilities:		
Short term debt and current portion of medium and long-term debt	28.687	6.475
Accounts payable-trade	136.130	166.955
Accounts payable-other	50.454	33.076
Accrued expenses	41.223	59.366
Taxes payable	14.890	19.189
Deferred income	8.231	5.551
Deferred taxes	6.172	4.627
Total current liabilities	285.789	295.240
Medium and Long-Term Debt		
Medium and long term debt	62.007	10.900
Shareholders	67.257	67.257
	129.265	78.157
Other Non-Current Liabilities	77.194	125.941
Total liabilities	492.247	499.339
Minority Interests	16.628	9.808
Shareholders' equity:		
Share capital	78.448	78.448
Reserves	743.444	282.347
Retained earnings	(326.922)	
Net income for the period	(134.453)	30.716
Total equity	360.517	391.511
Total liabilities and shareholders' equity	869.392	900.658